January 15, 2016

FILED VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Virtus ETF Trust II, File Nos. 333-206600 and 811-23078

Ladies and Gentlemen:

We are submitting this correspondence on behalf of our client, the Virtus ETF Trust II (the “Trust”). Ms. Anu Dubey of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) initially provided oral comments, on September 18, 2015, regarding the above-referenced registration statement (the “Registration Statement”) on Form N-1A under the Securities Act of 1933 (the “Securities Act”) and the Investment Company Act of 1940 (the “1940 Act”), to register common shares of the Virtus Newfleet Dynamic Credit ETF (formerly, the Virtus Newfleet High Yield Income ETF) (the “Fund”), a series of the Trust. The Trust responded to these initial questions via EDGAR correspondence filed January 5, 2016. Ms. Dubey subsequently provided additional oral comments, on January 7, 2016, regarding the Registration Statement. The following are the additional comments provided and the Trust’s response to each:

Prospectus

Principal Investment Strategy

1.	Please disclose the Fund’s policies with respect to the maturities of the securities in which the Fund will invest.

RESPONSE: The Fund has added the following disclosure to the description of the Fund’s principal investment strategies:

“In selecting debt securities for the Fund, the Sub-Adviser may select debt securities of any maturity.”

2.	We note that your response to the Staff’s initial comments contained conflicting disclosures as to whether investments in collateralized loan obligations would be a principal investment strategy of the Fund. Please clarify.

RESPONSE: The Trust confirms that investments in collateralized loan obligations are not a principal investment strategy of the Fund. Accordingly, all disclosures suggesting that investments in collateralized loan obligations would be a principal investment strategy of the Fund have been deleted from the Fund’s prospectus.

3.	Please confirm supplementally the extent to which the Fund expects to invest in bank loans and whether there is an upper limit to the extent to which the Fund may invest in bank loans.

RESPONSE: There is no upper limit to the extent to which the Fund may invest in bank loans.

4.	Please confirm supplementally whether the Fund intends to treat loans or non-agency mortgage-backed securities as illiquid. If the Fund does not intent to treat loans and non-agency mortgage-backed securities as illiquid, please describe the basis for this position.

RESPONSE: The Trust respectfully acknowledges that bank loans and non-agency mortgage backed securities may be privately offered and/or may take longer than seven days to settle, and, as a result, may negatively affect the ability of the Fund to meet its redemption obligations. The Trust notes, however, that the SEC has defined “illiquid securities” as “securities that cannot be sold or disposed of in the ordinary course of business within seven days at approximately the value ascribed to them by the [fund]”. (See, e.g., SEC Release No. IC-29132.) Accordingly, the Fund expects that bank loans and non-agency mortgage backed securities that the Fund determines can be sold within seven days at approximately the value ascribed to them by the Fund may be deemed to be liquid by the Fund under the liquidity policies approved by the Trust’s Board of Trustees. In making determinations regarding liquidity, the Fund will consider, among other things, relevant measures of liquidity, such as the presence of an active dealer market, historical data related to trading in securities similar to the bank loans or non-agency mortgage acquired by the Fund, the Fund’s experience with similar securities or instruments and/or the terms of the agreements governing the securities or instruments. In this regard, the Trust has been monitoring developments in the markets for bank loans and the Trust understands that certain market participants, including the Loan Syndications and Trading Association, are in the process of implementing rules and procedures intended to speed up settlement of loans, with the intention of causing these loans to settle within seven days. The Trust believes that these types of measures, which reflect both awareness and interest of market participants in increasing the liquidity of, and shortening the time to receive proceeds from sales of, these types of securities, are and will continue to have positive effects on the efficiency of the market. Nevertheless, to the extent that the Trust determines that bank loans or non-agency mortgage-backed securities that it acquires are illiquid securities, it will limit these holdings to 15% or less of its portfolio at the time of acquisition.

As noted below in response to Comment 5, the Fund has added additional risk disclosures regarding the foregoing settlement matters to the Fund’s discussion of its principal risks.

5.	In light of the Fund’s potential investments in bank loans, please consider adding to the Fund’s prospectus the following risk disclosures:

“Bank loans may take significantly longer than seven days to settle. This may translate into a risk for investors, which is that they are not paid in a timely manner or the Fund is forced to incur losses in another investment to pay redemption proceeds on time.

Investments in bank loans may not be “securities” under the federal securities laws and may not have the protections of securities laws.”

RESPONSE: The following disclosures have been added to the Fund’s discussion of its principal risks:

“Bank Loans. Investments in bank loans may not be “securities” under the federal securities laws and may not have the protections of securities laws. Bank loans may take significantly longer than seven days to settle. This may translate into a risk for investors that they are not paid in a timely manner or the Fund is forced to incur losses in another investment to pay redemption proceeds on time. Additionally, certain bank loans may be deemed by the Fund to be illiquid. However, to mitigate this risk, the Fund has adopted a non-fundamental investment limitation to limit its investments in illiquid securities to not more than 15% of the Fund’s net assets.”

6.	Please consider disclosing in the prospectus that it may take longer than seven days for transactions in bank loans to settle. Please also consider disclosing how the Fund intends to meet its short term liquidity needs that may arise in light of this potentially lengthy settlement period.

RESPONSE: Please see the Trust’s response to Comment 5, which includes the relevant disclosure.

7.	Please consider adding disclosure under the description of the Fund’s principal investment strategies that the Fund will not consider the equity tranche of a securitized investment to be a “credit instrument” for purposes of the Fund’s 80% investment limitation.

RESPONSE: The Fund considers “credit investments” to be those that participate in the capital structure of the issuers of the securities in which the Fund invests. As such, the Fund considers all tranches of securitized investments with the potential to participate in cash flows from the issuer’s underlying pool of mortgages, loans or other assets, regardless of risk/return profile, to be “credit investments” for purposes of the Fund’s 80% investment limitation. This position is consistent with the position taken by Virtus Alternative Solutions Trust. (See, Correspondence, dated May 28, 2015, from Virtus Alternative Solutions Trust, File Nos. 333-191940 and 811-22906.)

8.	Please consider disclosing under the description of the Fund’s principal investment strategies that, when determining the Fund’s compliance with its 80% investment limitation, an ETF must be substantially invested in “credit investments”.

RESPONSE: Subsection (v) under the Fund’s description of its 80% investment limitation has been revised to read as follows:

“(v) exchange-traded funds (“ETFs”) that are substantially invested in any of the foregoing types of securities.”

9.	Please confirm supplementally that, when determining the Fund’s compliance with its 80% investment limitation, the Fund will use the market value, and not the notional value, of futures and other derivatives.

RESPONSE: The Trust confirms that when determining the Fund’s compliance with its 80% investment limitation, the Fund will use the market value, and not the notional value, of futures and other derivatives.

10.	Please consider adding disclosure to the Fund’s description of the risks of investments in credit default swaps that, if the Fund sells a credit default swap, the Fund will segregate the notional value, and not the market value, when seeking to comply with the Fund’s obligations under Section 18 of the 1940 Act.

RESPONSE: The following disclosure has been added to the Fund’s description of the risks of investments in credit default swaps in the SAI:

“If the Fund sells a credit default swap, the Fund will be required to segregate the notional value, and not the market value, of the credit default swap to the extent necessary or advisable to comply with the Fund’s obligations under Section 18 of the 1940 Act.”

Principal Risks

11.	If the Fund intends to invest as a principal investment strategy in the debt of any specific country that is currently experiencing economic uncertainty (e.g., Greece) or may be subject to sanctions (e.g., Russia), please disclose the names of these countries in the Fund’s discussion of its principal investment strategies.

RESPONSE: The Fund does not intend to invest as a principal investment strategy in the debt of any specific country that is currently experiencing economic uncertainty or subject to sanctions.

STATEMENT OF ADDITIONAL INFORMATION

Financial Statements

12.	Please confirm that the expense table examples for years 1 and 3 are accurate. Also, please round amounts in the expense examples to the nearest dollar, per General Instruction 1(a) of Item 3 on Form N-1A.

RESPONSE: The Trust confirms that the expense table examples for years 1 and 3 included in the next amendment will be accurate and rounded to the nearest dollar.

13.	Please confirm supplementally that organizational costs are not subject to recoupment under the Adviser’s expense limitation agreement.

RESPONSE: The Trust confirms that organizational costs are not subject to recoupment under the Adviser’s expense limitation agreement.

14.	Please provide an auditor’s consent in connection with the presentation of the Fund’s financial highlights.

RESPONSE: The Fund will file an auditor’s consent as an exhibit to the Fund’s next amendment to its Registration Statement.

ADDITIONAL COMMENTS

15.	Please confirm that, in connection with the Fund’s next amendment to its Registration Statement, the EDGAR Series ID will be updated to reflect the Fund’s new name.

RESPONSE: The Trust confirms that the EDGAR Series ID will be updated to reflect the Fund’s new name at the time that the Fund’s next amendment to its Registration Statement is filed.

16.	The Staff notes that the Trust’s last correspondence included, as supplemental information, an updated expense table. Please confirm that acquired fund fees and expenses will be properly reflected as required under Item 3 of Form N-1A.

RESPONSE: The Trust confirms that acquired fund fees and expenses will be properly reflected as required under Item 3 of Form N-1A.

17.	Last sentence of footnote 2 to the Fund’s expense table currently provides that amounts waived or reimbursed under the expense limitation agreement will not be recouped to the extent that they would cause the Fund’s total operating expenses to exceed the expense cap in place at time of the applicable waiver or reimbursement. Please revise this disclosure to also state that it recoupments will not cause the Fund’s total operating expenses to exceed the expense cap in place at time of the recoupment.

RESPONSE: The last sentence of footnote 2 to the Fund’s expense table has been revised to read as follows:

“Pursuant to the Expense Limitation Agreement, the Adviser may recapture fees waived and operating expenses reimbursed under these arrangements for a period of three years following the fiscal year in which such reimbursement occurred; provided that such recapture may not cause the Fund’s total operating expenses to exceed the lesser of the expense cap in place at the time of such waiver or reimbursement, or the expense cap in place at time of the recoupment.”

18.	Please explain how the Fund will seek to maintain premiums and discounts to NAV within the range described in the Fund’s exemptive order (i.e., that it will not deviate materially from market prices).

RESPONSE: The Fund expects to rely on arbitrage opportunities created by the ability to continually purchase or redeem creation units at NAV to ensure that the Fund’s shares will not trade at a material discount or premium in relation to their NAV. The Fund believes that there will exist arbitrageurs who will stand ready to take advantage of any slight premium or discount in the market price of the Fund’s shares on stock exchanges versus the cost of creating/redeeming creation units of the Fund’s shares as a primary transaction. Additionally, the Fund’s primary exchange will disseminate every 15 seconds throughout the trading day an amount representing, on a per share basis, the sum of the current value of the Fund’s deposit instruments (and the estimated cash amount) in order to facilitate such arbitrage opportunities.

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In submitting this correspondence, the Trust acknowledges that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any persona under the federal securities laws of the United States.

Thank you for your comments. Please contact me at 336-607-7512 if you have any additional questions or comments.

Very truly yours,

/s/ Jeffrey T. Skinner

Jeffrey T. Skinner